FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                              For 12 December 2002
                         Commission File Number 0-30358

                                  Ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F ____


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No     |X|
                                -------       ----------


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures:

Press release - ebookers chosen as an        12 December 2002            2 pages
official travel  agent for 2003 Rugby
World Cup

FINAL

PRESS RELEASE


      EBOOKERS CHOSEN AS AN OFFICIAL TRAVEL AGENT FOR 2003 RUGBY WORLD CUP

London, England - 12 December 2002, ebookers plc (LSE: EBR, Nasdaq: EBKR) the pan-European online travel agency, today announces that it has been selected as an Official Overseas Travel Agency of the 2003 Rugby World Cup, to be held in Australia in October and November 2003. ebookers will sell match tickets on its websites which will be packaged with a huge range of Australian flights, hotel and car hire products, many at discount prices. This will be supported by an online marketing campaign.

Matches will be played at 10 destinations across Australia, from Sydney to Perth. The Australian Tourist Commission estimates that the event will attract 40'000 international visitors to Australia during the 44 days of the tournament.


ebookers also named Official Travel Centre of the International Rugby Board

In a separate development, ebookers' Irish subsidiary, ebookers.ie, has been selected to supply corporate travel services to the International Rugby Board - the World Governing and Law-making body for the Game of Rugby Union, and the organisers of the Rugby World Cup 2003. ebookers is now designated "The Official Travel Centre of the International Rugby Board". The International Rugby Board
(IRB), with its headquarters in Dublin, Ireland, has a membership that extends to the national rugby unions of 96 countries. The IRB holds regular regional and international meetings resulting in considerable travel requirements.

ebookers will provide the IRB with a 24 hour corporate travel service with dedicated personnel and phone support. ebookers guarantees to match or beat the best prices on available fares, and to give the IRB access to ebookers' thousands of negotiated discount fares worldwide.

Ian Carter, Managing Director of ebookers.com in the UK comments:

"As an international travel agency ebookers is proud to be associated with the worldwide sport of rugby, both through our prestigious new corporate agreement with the IRB, and through our selection as a travel agency of the 2003 Rugby World Cup. We have a long history of providing travel to Australia and managing both supporter and participative sports tours. We will use our access to discount fares to provide fans with some exciting great value rugby packages on our website."

                                    --ends--



For further information:

ebookers plc
Oliver Strong                                               +44 (0) 20 7489 2239
oliver.strong@ebookers.com                                  +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden                                                 +44 (0) 20 7367 5117
peter.ogden@cubitt.com

About ebookers plc

ebookers plc is a leading pan-European online travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 20,000 hotels worldwide. ebookers plc and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK, and the company has a back office processing facility in India. ebookers is listed on the London Stock Exchange and the Nasdaq in the United States of America.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  December 16 2002                             /s/ Helen O'Byrne
                                                     --------------------
                                                     Helen O'Byrne
                                                     Company Secretary